Certificate of Notification

                                    Filed by

                              GEORGIA POWER COMPANY


         Pursuant to an order of the Securities and Exchange Commission dated October 23, 2002 in the matter of File No. 70-10073.

                                 --------------

         Georgia Power Company (GEORGIA) hereby certifies to said Commission, pursuant to Rule 24 of the Public Utility Holding Company Act of 1935, as amended, with respect to its financing subsidiaries and in accordance with the terms and conditions of and for the purposes represented by the statement on Form U-1, as amended, in the above matter at the end of the fourth quarter of 2003 that:

         1. The financial statements of GEORGIA account for the special purpose subsidiaries created as a result of this authorization in accordance with generally accepted accounting principles (See Note).

         2.       The name of the subsidiaries are:

                  Georgia Power Capital Trust VI
                  Georgia Power Capital Trust VII

         3. The values of GEORGIA's investment accounts in the subsidiaries are:

                  Georgia Power Capital Trust VI     $9,279,000
                  Georgia Power Capital Trust VII    $6,185,575

         4. The balance sheet account where the cost of the investment in Georgia Power Capital Trust VI is recorded is "Trust VI - Miscellaneous Paid-In Capital," and the balance sheet account where the cost of the investment in Georgia Power Capital Trust VII is recorded is "Trust VII - Miscellaneous Paid-In Capital," both of which are eliminated in consolidation (See
                  Note).

         5.       The amounts invested in financing subsidiaries by GEORGIA are:

                  Georgia Power Capital Trust VI     $9,279,000
                  Georgia Power Capital Trust VII    $6,185,575

         6. Georgia Power Capital Trust VI and Georgia Power Capital Trust VI are Delaware business trusts.

         7. GEORGIA owns 100% of the Common Securities of Georgia Power Capital Trust VI and Georgia Power Capital Trust VII.

         8. There are no other owners of Georgia Power Capital Trust VI or Georgia Power Capital Trust VII.

         9. The purposes of GEORGIA's investment in Georgia Power Capital Trust VI and its investment in Georgia Power Capital Trust VII were to issue Trust Preferred Securities.

         10. a. Georgia Power Capital Trust VI issued $300,000,000 aggregate liquidation amount of Flexible Trust Preferred Securities on November 6, 2002. The proceeds of the preferred securities and GEORGIA's equity investment were loaned to GEORGIA through the sale of junior subordinated notes to Georgia Power Capital Trust VI.

             b. Georgia Power Capital Trust VII issued $200,000,000 aggregate liquidation amount of 5 7/8% Trust Preferred Securities on January 23, 2004. The proceeds of the preferred securities and GEORGIA's equity investment were loaned to GEORGIA through the sale of junior subordinated notes to Georgia Power Capital Trust VII.


          NOTE: FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" requires the primary beneficiary of a variable interest entity to consolidate the related assets and liabilities. In December 2003, the FASB revised Interpretation No. 46 and deferred the effective date until March 31, 2004 for interests held in variable interest entities other than certain special purpose entities as defined in Interpretation No. 46R. Current analysis indicates that the trusts established by GEORGIA to issue trust preferred securities are variable interest entities under Interpretation No. 46R and that GEORGIA is not the primary beneficiary of these trusts. If this conclusion is finalized, effective March 31, 2004, the trust assets and liabilities, including the preferred securities issued by the trusts, will be deconsolidated. The investments in the trusts and the loans from the trusts to GEORGIA will be reflected as equity method investments and long-term notes payable to affiliates, respectively, on GEORGIA's balance sheet.


                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  March 1, 2004                         GEORGIA POWER COMPANY




                                           By:  /s/Wayne Boston
                                                 Wayne Boston
                                              Assistant Secretary